UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            LOEHMANN'S HOLDINGS INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   540411501
                                   ---------
                                 (CUSIP Number)

                             Stephen E. Older, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 14, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 2 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SLATER EQUITY PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               353,000
         Reporting
           Person             9          Sole Dispositive Power
            With                               0

                              10         Shared Dispositive Power
                                               353,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  353,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.2%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 3 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SLATER ASSET MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               353,000
         Reporting
           Person             9          Sole Dispositive Power
            With                               0

                              10         Shared Dispositive Power
                                               353,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  353,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.2%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 4 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  SLATER CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               582,900
         Reporting
           Person             9          Sole Voting Power
            With                               0

                              10         Shared Dispositive Power
                                               582,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  582,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  8.7%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D

CUSIP No. 540411501                                           Page 5 of 13 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  STEVEN L. MARTIN

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a.  [ ]
                                               b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7          Sole Voting Power
           Shares                              0
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               582,900
         Reporting
           Person             9          Sole Voting Power
            With                               0

                              10         Shared Dispositive Power
                                               582,900

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  582,900

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  8.7%

14       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 6 of 13 Pages


               This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Loehmann's Holdings Inc. (the "Issuer"). Certain of the securities reported herein were previously reported on
Schedule 13G, the last amendment of which was filed on February 17, 2004. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the Information disclosed in Item 4 hereof.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 2500 Halsey Street, Bronx, N.Y. 10461.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Slater Equity Partners, L.P. ("SEP");

               ii) Slater Asset Management, L.L.C. ("SAM");

               iii) Slater Capital Management, L.L.C. ("SCM"); and

               iv) Mr. Steven L. Martin ("Mr. Steven Martin").

               This Statement relates to the Shares held for the account of SEP, Slater Equity Partners Offshore Fund Ltd., a Cayman Islands exempted company ("SEPOF"), and Slater FF&E Fund, L.L.C., a Delaware limited liability company ("FF&E"). SCM serves as the investment manager of SEP and SEPOF and as the manager of FF&E, and, in such capacities, may be deemed to be the beneficial owner of the Shares held for their respective accounts. Mr. Steven Martin is the controlling member of SCM and SAM.

                              The Reporting Persons

               SEP is a Delaware limited partnership and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SEP is investment in securities. SAM serves as the general partner of SEP. SCM serves as investment manager of SEP. In such capacities, SAM and SCM may be deemed to beneficially own the Shares held for the account of SEP.

               SAM is a Delaware limited liability company and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SAM is to serve as the general partner of SEP. Current information concerning the identity and background of the managers and officers of SAM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               SCM is a Delaware limited liability company and has its principal office at 153 East 53rd Street, 26th Floor, New York, New York 10022. The principal business of SCM is investment management of the securities held for the accounts of SEP, SEPOF and FF&E. Current information concerning the identity and background of the managers and officers of SCM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               The principal occupation of Mr. Steven Martin, a United States citizen, is investment management, including direction of the management activities of SAM and SCM. The principal business address of Mr. Steven Martin is located at 153 East 53rd Street, 26th Floor, New York, New York 10022.

                                                              Page 7 of 13 Pages

               During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               SEP expended approximately $109,454 of its working capital to purchase the securities reported herein as having been acquired since April 15, 2004 (60 days prior to the date hereof) as set forth in Annex B hereof. SEPOF expended approximately $2,285 of its working capital to purchase the securities reported herein as having been acquired since April 15, 2004 (60 days prior to the date hereof) as set forth in Annex B hereof. FF&E expended approximately $2,108 of its working capital to purchase the securities reported herein as having been acquired since April 15, 2004 (60 days prior to the date hereof) as set forth in Annex B hereof.

               The securities held for the accounts of SEP, SEPOF and FF&E may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               The Reporting Persons believe the consideration offered in the Agreement and Plan of Merger, dated as of April 22, 2004, by and among the Issuer, Design Apparel Holding Company and DAH Merger Corporation (the "Merger Agreement"), is inadequate and that the Shares have a value greater than the $23.00 per Share in cash offered to the Issuer's shareholders. Accordingly, the Reporting Persons may contact other shareholders of the Issuer regarding, among other things, the proposed merger. Moreover, while no definitive determination has yet been made, the Reporting Persons may decide to vote against the transactions contemplated by the Merger Agreement and may seek appraisal of the fair value of their Shares.

               All of the Shares reported herein as having been acquired or disposed of from the accounts of SEP, SEPOF and FF&E were acquired or disposed of for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 6,729,236 as of June 1, 2004.

               (a) (i) Each of SEP and SAM may be deemed the beneficial owner of
the  353,000  Shares   (approximately   5.2%  of  the  total  number  of  Shares
outstanding) held for the account of SEP.

                                                              Page 8 of 13 Pages

                   (ii) Each of SCM and Mr. Steven Martin may be deemed the beneficial owner of the 582,900 Shares (approximately 8.7% of the total number of Shares outstanding) held for the accounts of SEP, SEPOF and FF&E. This number consists of A) 353,000 Shares held for the account of SEP, B) 199,100 Shares held for the account of SEPOF, and C) 30,800 Shares held for the account of FF&E.

               (b) (i) Each of SEP and SAM may be deemed to have shared power to direct the voting and disposition of the 353,000 Shares held for the account of SEP.

                   (ii) Each of SCM and Mr. Steven Martin may be deemed to have shared power to direct the voting and disposition of the 582,900 Shares beneficially owned by SEP, SEPOF and FF&E as described above.

               (c) Except as set forth in Annex B hereto, there have been no transactions effected with respect to the Shares since April 15, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The partners of SEP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SEP in accordance with their partnership interests in SEP.

                   (ii) The shareholders of SEPOF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SEPOF in accordance with their ownership interests in SEPOF.

                    (iii) The members of FF&E have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of FF&E in accordance with their membership interests in FF&E.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 14, 2004                 SLATER EQUITY PARTNERS, L.P.

                                    By: Slater Asset Management, L.L.C.,
                                        its General Partner


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 SLATER ASSET MANAGEMENT, L.L.C.


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 SLATER CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 STEVEN L. MARTIN


                                    /s/ Steven L. Martin
                                    ---------------------------------------

                                                             Page 10 of 13 Pages


                                     ANNEX A

              Managers and Officers of Slater Asset Management, L.L.C.


Name/Title/Citizenship   Principal Occupation              Business Address
----------------------   --------------------              ----------------

Steven L. Martin         Manager of Slater Asset           153 East 53rd Street,
Manager                  Management, L.L.C. and Slater     26th Floor
(United States)          Capital Management, L.L.C.        New York, N.Y. 10022

Leonard T Bier           Attorney                          153 East 53rd Street,
Vice President                                             26th Floor
(United States)                                            New York, N.Y. 10022

           Managers and Officers of Slater Capital Management, L.L.C.


Name/Title/Citizenship   Principal Occupation              Business Address
----------------------   --------------------              ----------------

Steven L. Martin         Manager of Slater Asset           153 East 53rd Street,
Manager                  Management, L.L.C. and Slater     26th Floor
(United States)          Capital Management, L.L.C.        New York, N.Y. 10022

Leonard T Bier           Attorney                          153 East 53rd Street,
Vice President                                             26th Floor
(United States)                                            New York, N.Y. 10022


               Except as set forth herein, to the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares. /1/

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/






-----------------------------------------------------------
/1/ Mr. Steven Martin may be deemed to be the beneficial owner of the securities held for the account of the Slater Equity Partners, L.P., Slater Equity Partners Offshore Fund Ltd. and Slater FF&E Fund, L.L.C., as set forth herein.

                                                             Page 11 of 13 Pages

                                     ANNEX B


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            LOEHMANN'S HOLDINGS, INC.


                               Date of           Nature of    Number of
For the Account of             Transaction       Transaction  Securities   Price
------------------             -----------       -----------  ----------   -----

Slater Equity Partners, L.P.   April 15, 2004    Purchase         200     $20.92
                                                               Shares

Slater Equity Partners, L.P.   April 16, 2004    Purchase       1,600     $20.61
                                                               Shares

Slater FF&E Fund, L.L.C.       April 19, 2004    Purchase         100     $21.08
                                                               Shares

Slater Equity Partners, L.P.   April 20, 2004    Purchase       2,100     $20.32
                                                               Shares

Slater Equity Partners, L.P.   April 21, 2004    Purchase         800     $20.94
                                                               Shares

Slater Equity Partners, L.P.   April 22, 2004    Purchase         600     $21.45
                                                               Shares

Slater Equity Partners
Offshore Fund Ltd.             April 27, 2004    Purchase         100     $22.85
                                                               Shares

Jodee R. Martin /1/            April 27, 2004     Sale            200     $22.88
                                                               Shares

Jodee R. Martin /1/            April 27, 2004     Sale            800     $22.78
                                                               Shares


--------------------------------
/1/ Jodee R. Martin is the wife of Mr. Steven L. Martin. Mr. Martin may be deemed to be the beneficial owner of the Shares held for his wife's account. Following the reported transactions, Jodee R. Martin does not currently hold any Shares in her account.

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------
A.    Joint Filing  Agreement,  dated as of June 14, 2004,  by
      and among Slater  Equity Partners, L.P., Slater Asset
      Management,  L.L.C., Slater Capital Management, L.L.C. and
      Mr. Steven L. Martin....................................                13

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Loehmann's Holdings, Inc., dated as of June 14, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: June 14, 2004                 SLATER EQUITY PARTNERS, L.P.

                                    By: Slater Asset Management, L.L.C.,
                                        its General Partner


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 SLATER ASSET MANAGEMENT, L.L.C.


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 SLATER CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Steven L. Martin
                                        -----------------------------------
                                        Name:  Steven L. Martin
                                        Title: Manager

Date: June 14, 2004                 STEVEN L. MARTIN


                                    /s/ Steven L. Martin
                                    ---------------------------------------